May 9, 2017

VIA EDGAR

Lisa N. Larkin, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Eaton Vance Floating-Rate 2022 Target Term Trust (f/k/a Eaton Vance Floating-Rate 2024 Target Term Trust) (the “Trust”)

Registration Statement on Form N-2

File Nos. 333-216805, 811-23240

Dear Ms. Larkin:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 24, 2017 from the staff of the United States Securities and Exchange Commission (the “SEC”) with respect to the Trust’s initial registration statement on Form N-2, filed on March 17, 2017, relating to the Trust’s initial issuance of common shares of beneficial interest (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.

Set forth below are the Staff’s comments and the Trust’s responses:

Comment 1: You state that the term of the Trust may be extended by a period of up to twelve months and a second period of up to six months without shareholder approval.  Please explain why the extensions, which could total 18 months, are not false and misleading or inconsistent with Rule 35d-1.

Response: Supplementally, the Trust believes that the Trust’s name is consistent with the requirements of Rule 35d-1 and not false or misleading, notwithstanding the potential for extensions of the term of the Trust.  As discussed in the Registration Statement and as set forth in the Trust’s Declaration of Trust, the Termination Date will be 2022, consistent with the name of the Trust.  The Trust notes that there is no guarantee that such Termination Date will be extended at all.  Moreover, the potential for extensions is fully disclosed in the Registration Statement, and the decision to extend such term is subject to the Trust’s Board of Trustees’ determination that such an extension is in the best interest of shareholders.  In addition, in the event of an extension, the Trust will provide 60 days’ notice to shareholders, thereby affording shareholders an opportunity to exit the Trust by selling their shares into the market prior to any extension taking place.

Securities and Exchange Commission

May 9, 2017

Comment 2: You state that “The Trust may invest less than 80% of its total Managed Assets in Senior Loans shortly prior to the original Termination Date and during any extension of the Termination Date.”  Please explain supplementally what you mean by “shortly prior to.”

Response:  Supplementally, the Trust notes that its term is anticipated to be approximately five years and three months.  The Trust intends to comply with its Rule 35d-1 policy to invest, under normal market conditions, at least 80% of its total managed assets in Senior Loans  from the time it is fully invested through at least the fifth anniversary of the commencement of the Trust’s operations.  Accordingly, it is possible that, as the Trust invests in shorter term and lower yielding securities, the Trust may invest less than 80% of its Managed Assets in Senior Loans under normal market conditions for a period of approximately three months prior to its initial termination date (and during any extensions).

Comment 3: On the cover page, please provide a description, which may be in summary form, of what the Trust will invest in with the remaining 20% of its Managed Assets.

Response:  The requested change has been made.

Comment 4: You state that the Trust intends to utilize a constant duration strategy.  Please provide a description in plain English explaining what that means.

Response:  In response to the Staff’s comment, the Trust has revised its disclosure further, as follows:

Duration risk

The Trust intends to utilize constant duration strategy with respect to Senior Loans because the interest rate on a Senior Loan floats (i.e., resets periodically), such that Senior Loans generally will not lose much value in a rising interest rate environment nor will they generally gain value in a declining interest rate environment, notwithstanding any change in credit or technical factors.  Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Securities and Exchange Commission

May 9, 2017

If you have any questions regarding this letter, please contact the undersigned at (617) 951-9209 or Clair E. Pagnano at (617) 261-3246.

Sincerely,

/s/ Pablo J. Man

Pablo J. Man